UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-37657

YIREN DIGITAL LTD.

28/F, China Merchants Bureau Building

118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

information contained in this report on form 6-k

Ms. Tina Lin-chi Ju has notified Yiren Digital Ltd. (the “Company”) of her decision to resign from its Board of Directors (the “Board”) due to her retirement, effective November 12, 2026.

Ms. Tina Lin-chi Ju’s resignation was for personal reasons and was not the result of any disagreement with the Company concerning its operations, policies or practices. Ms. Tina Lin-chi Ju has confirmed that she has no claim against the Company for compensation for loss of office.

The Board thanks Ms. Tina Lin-chi Ju for her service and contributions to the Company and wishes her well in her retirement.

Following Ms. Tina Lin-chi Ju’s resignation, the Company’s board of directors is composed of six members, including four independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By:	/s/ Ka Chun William Hui
	Name:	Ka Chun William Hui
	Title:	Chief Financial Officer

Date: November 13, 2026

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